VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

**December 1, 2006 Supplement to the April 28, 2006 Contract Prospectus
or Contract Prospectus Summary**

American Federation of Teachers-CT ("AFT-CT")

In the early 1990's, the AFT-CT endorsed the Company's variable annuity contract. Following this endorsement, it has permitted the Company to use the AFT-CT logo on Company marketing materials, accepted paid Company advertisements in union publications, and allowed the Company access to certain union functions. During this same period, the Company made payments to AFT-CT for placement of advertising of the Company's variable annuity in the AFT-CT publications and contributed to the costs of certain AFT-CT sponsored events. Over the past several years, these payments have typically ranged from approximately $10,000-$12,000 per year. (See "Other Topics – Third Party Compensation Arrangements" in the Contract Prospectus or the Contract Prospectus Summary.)

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

XCS.01107-06AFTCT
C06-1115-005R

December 2006